Exhibit 3.1

AMENDMENT TO MEMORANDUM OF ASSOCIATION

OF

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(the “Company”)

Following the conversion of the 7% Mandatory Convertible Preferred Shares of the Company into American Depositary Shares of the Company as set forth in the Company’s proxy statement dated October 1, 2015 (including the Company’s Articles of Association included as Annex A thereto), Article 4 of the Company’s Memorandum of Association, shall be replaced in its entirety with the following:

“The registered share capital of the Company is NIS 249,434,338 consisting of 2,494,343,376 shares of NIS 0.1 par value each, divided as follows:

2,494,343,316 Ordinary Shares, nominal (par) value NIS 0.1 per share (“Ordinary Shares”).

60 Deferred Shares, nominal (par) value NIS 0.1 per share (“Deferred Shares”).”

This amendment will enter into effect on December 17, 2018.